SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________
Amendment No. 2
to
SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

HINES GLOBAL REIT, INC.
(Name of Subject Company)

MACKENZIE REALTY CAPITAL, INC., CMG PARTNERS, LLC, AND COASTAL REALTY BUSINESS TRUST
 (Bidders)
SHARES OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
89 Davis Road, Suite 100	89 Davis Road, Suite 100
Orinda, CA 94563	Orinda, CA 94563
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

	Transaction	Amount of
	Valuation*	Filing Fee

	$16,605,000	$2,012.53
*	For purposes of calculating the filing fee only. Assumes the purchase of 2,700,000 Shares at a purchase price equal to $6.15 per Share in cash.

[X]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,143.13
Form or Registration Number: SC TO-T
Filing Party: MacKenzie Realty Capital, Inc.
Date Filed: October 2, 2018

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]	third party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[ ]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[ ]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

TENDER OFFER

This Amendment No. 2 to the Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by: MacKenzie Realty Capital, Inc., CMG Partners, LLC, and Coastal Realty Business Trust (collectively the "Purchasers") to purchase up to 13,608,000 shares of common stock (the "Shares")  in Hines Global REIT, Inc. (the "REIT"), the subject company, at a purchase price equal to $6.15 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated October 1, 2018 (the "Offer Date") and the related Assignment Form.

This Offer is hereby amended to reduce the number of Shares the Purchasers are offering to purchase from 13,608,000 to 2,700,000. The 2,700,000 Shares subject to the Offer constitute approximately 1% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $16,605,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.  The Purchasers are reducing the number of Shares they are offering to purchase because, based upon the response by Shareholders in this Offer thus far, the Purchasers believe that it is highly unlikely that more than 2,700,000 shares will be tendered.   As of the date hereof, no Shares have been tendered.  The Purchasers have reduced the number offered to 2,700,000 based upon their experience that it is highly improbable that more than 2,700,000 Shares would be tendered, so pro rating should not be an issue, based upon our experience, and the Purchasers do not wish to continue to commit more funds that necessary for the purchase of Shares.  All other terms remain the same.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12. Exhibits.

(a)(1)	Amended Offer to Purchase dated October 19, 2018*

(a)(2)	Amended Assignment Form*

(a)(3)	Amended Form of Letter to Shareholders dated October 19, 2018*
(a)(4) *	Form of advertisement in Investor's Business Daily* Filed Previously
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2018

MacKenzie Realty Capital, Inc.

By: /s/ Chip Patterson
Chip Patterson, Secretary

Coastal Realty Business Trust
By: MacKenzie Capital Management, LP, Trustee

By: /s/ Chip Patterson
Chip Patterson, Secretary

CMG Partners, LLC

By: /s/ Mark Swenson, Manager